Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

MINERA ANDES INC.

AMENDED AND RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This amended and restated management’s discussion and analysis (“MD&A”) of the financial condition and results of operations is prepared as of June 6, 2011 and is to be read in conjunction with our amended and restated audited consolidated financial statements and notes thereto for the year ended December 31, 2010, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The Company’s annual financial statements as at and for the year ended December 31, 2010, originally filed March 30, 2011, were restated and refiled on June 6, 2011 to correct an understatement of deferred income tax expense on the income that was reported to the Company by Minera Santa Cruz (“MSC”).  The restatement has the effect of decreasing the net investment in MSC as at December 31, 2010 by $11.4 million and decreasing income on investment in MSC for the year ended December 31, 2010 by $11.4 million.  This MD&A originally filed March 30, 2011 has also been amended and refiled on June 6, 2011 to correct information affected by the restatement. Differences from United States Generally Accepted Accounting Principles (“U.S. GAAP”) are described in Note 12 to the audited consolidated financial statements.  These statements, along with additional information relating to Minera Andes Inc., including our Annual Information Form for the year ended December 31, 2010, are available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) EDGAR system at www.sec.gov.  All dollar amounts in this MD&A are in U.S. dollars unless otherwise indicated.  Canadian dollars are shown as C$.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Company” or “we” or “us” are references to Minera Andes Inc. (“MAI”) and its subsidiaries.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with National Instrument 43-101 — “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average commodity prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

Overview

Minera Andes Inc. is a public company listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI) and our common shares are also quoted on the National Association of Securities Dealers, Over-the-Counter Bulletin Board, “NASD OTC Bulletin Board” (symbol: MNEAF).

Our head office is located at 99 George St, 3rd Floor, Toronto, Ontario, M5A 2N4, and our principal business address is Abraham Pizzi 5045, Barrio San Roberto — Dep. Rivadavia (5400) San Juan, Argentina. Our registered address for service is Suite 3700, 205 — 5th Avenue SW., Calgary, Alberta, T2P 2V7 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties located in Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we may either seek to develop properties on our own, enter joint ventures to further development or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the operations of the San José Mine, owned by Minera Santa Cruz S.A. (“MSC”) and accounted for on an equity basis.

We currently hold mineral rights covering approximately 244,500 hectares in Argentina. Our principal assets consist of:

(i)                         a 49% interest in MSC, which holds title to the San José Mine, an operating silver and gold mine in Santa Cruz Province, which covers 50,491 hectares and is not included in the hectares noted above;

(ii)                      a 100% interest in mineral properties comprising our Los Azules Project, a large porphyry copper project, in the province of San Juan; and,

(iii)                   a portfolio of exploration properties in the prospective Deseado Massif region of southern Argentina in the province of Santa Cruz.

Highlights — Full Year 2010

•      Settlement of lawsuit with Hochschild Mining plc:  The Company announced on September 20, 2010, an end to litigation with certain affiliates of Hochschild Mining plc. (“Hochschild”) in New York courts relating to funding of the San José Mine joint venture.  Revised project and shareholder loan agreements were completed and the Company received its first two scheduled quarterly repayments of interest totaling $5.7 million as well as an additional prepayment of $3.5 million in the fourth quarter of 2010.

•      San José Mine Performance (on a 100% basis):  The net income for 2010 at the San José Mine increased by $31.3 million compared to 2009 driven primarily by a 50% increase in sales.  Production during 2010 was 5,323,842 ounces of silver and 84,303 ounces of gold.  Silver production increased by 7% while gold production was 9% higher, compared to 2009.

•      San José Mine Exploration:  The Company announced on October 7, 2010, the discovery of 9 new high-grade gold/silver veins plus important extensions of 2 other veins, which together total more than 5 kilometres in strike length at the San José Mine.  Further to this discovery, the Company announced on March 10, 2011, an additional 2 new veins within the area of the existing San José mining operations totaling a further 2.5 kilometres of strike length. The discoveries represent significant exploration progress at the San José Mine where the total strike length of all the previously known veins totalled approximately 17 kilometres.

•      Los Azules Exploration:  The Company announced on June 21, 2010, an increase in the mineral resource at the Los Azules Project.  A total of 137 million tonnes, grading 0.55 percent copper, of the previous inferred mineral resources were upgraded to the indicated category and an additional 116 million tonnes of inferred mineral resources were added, bringing the total of inferred mineral resources to 900 million tonnes.  Based on this resource update, the Company announced on December 16, 2010 the results of an updated preliminary assessment (“PA”), which showed that the net present value (“NPV”) of the project increased from $0.5 billion to $2.9 billion and the internal rate of return (“IRR”) increased from 10.8% to 21.4%.

Selected annual information for MAI is presented in the table below (in thousands except earnings per share):

	Year ended and as at
	2010
	(restated)	2009	2008
Revenue	$24,461	$9,349	$4,696
Net income (loss)	19,473	4,115	(2,975)
Earnings (loss) per share - Basic and Diluted	0.07	0.02	(0.02)
Total assets	192,657	166,571	137,325
Total non-current financial liabilities	32,437	31,850	31,850
Cash dividends delcared per share	—	—	—

Overall Performance

For the year ended December 31, 2010, net income was $19.5 million ($0.07 per share basic and diluted) compared to net income of $4.1 million ($0.02 per share basic and diluted) for the year ended December 31, 2009.

This increase was primarily attributable to an increase of $15.1 million in the income recorded on our investment in MSC combined with a decrease of $1.9 million in total expenses for 2010 offset by a decrease in income tax recovery of $1.6 million.  This decrease in total expenses was a result of the net effects of:

•        a decrease in professional fees of $0.7 million primarily due to a decrease in consulting and accounting fees in 2010 due to a decrease in Corporate Financing activities offset by a slight increase in legal fees of $0.1 million compared to 2009; and,

•        a decrease in interest and accretion of debt expense from $1.1 million in 2009 to $nil in 2010 as our outstanding bank loan was repaid in 2009; and,

•        an increase in foreign currency exchange gain of $0.1 million due to the strengthening of the Canadian dollar.

Results of Operations - MSC

The following discussion is related only to MSC and is disclosed on a 100% basis, of which the Company owns 49% and is accounted for using the equity method.

Net income at MSC was $44.9 million for the year ended December 31, 2010.  This represents a $31.3 million increase compared to 2009 which was mainly attributable to an increase in sales of $73.7 million which was offset by an increase of $19.7 million in operating costs, an impairment charge relating to unused plant and equipment of $5.7 million, an increase in deferred tax expense of $23.2 million and a decrease in financial and foreign exchange costs of $6.3 million.

Sales increased 50% for the year ended December 31, 2010 compared to the period in 2009 due to higher realized sales prices achieved for silver and gold.  Production during the year ended December 31, 2010 was 5,323,842 ounces of silver and 84,303 ounces of gold, which were increases of 7% and 9% respectively compared to the period in 2009, which was primarily a result of an increase in metallurgical recoveries.

The following table sets out production totals and operating cash costs of the San José Mine for 2010 and 2009 on a quarterly and annual basis, and they are considered to be non-GAAP measures (see non-GAAP measures, page 20):

	Year					Year
	2010	Q4 2010	Q3 2010	Q2 2010	Q1 2010	2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Tonnes processed(‘000)	461	136	113	116	96	461	100	122	119	119
Ounces silver produced (‘000)	5,324	1,871	1,409	1,221	823	4,998	1,032	1,402	1,265	1,299
Ounces gold produced (‘000)	84	26	22	20	16	77	20	22	18	17
Total Operating cash cost ($‘000)	71,913	23,930	18,100	16,831	13,052	51,499	13,190	13,533	12,381	12,395
Operating cash cost/tonne ($/t)	156	172	161	145	135	112	131	111	104	104
Production cash cost/oz Ag ($/oz)	9.67	10.25	8.81	9.22	9.15	7.08	8.28	6.83	6.85	6.68
Production cash cost/oz Au ($/oz)	568.00	531.00	570.00	602.00	599.00	477.00	521.00	450.00	459.00	478.00

Sales

Net proceeds realized by MSC from the sale of silver and gold for the year ended December 31, 2010 totaled $220.8 million as compared to $147.1 million for the year ended December 31, 2009, an increase of $73.7 million or 50% which was due to higher realized metal prices for both silver and gold and to an increase in the number of ounces of both silver and gold sold in the year.

	Sales in US$ (millions)		Sales in Ounces (thousands)
	2010	2009	2010		2009
			Ag	Au	Ag	Au
Q1	$27.8	$21.1	739	14	838	11
Q2	49.4	41.0	1,295	22	1,709	22
Q3	49.6	46.1	1,220	20	1,536	25
Q4	94.0	38.9	1,916	27	989	19
Total	$220.8	$147.1	5,170	83	5,072	77

The average weighted gross sale price for silver sold in 2010 was $23.36 per ounce, an increase of 58% compared to the average price of $14.83 per ounce received in 2009. The average weighted gross sale price for gold sold in 2010 was $1,281 per ounce, an increase of 28% compared to the average price of $1,002 per ounce received in 2009.  In comparison, the average London P.M. fix price for silver was $20.19 per ounce for 2010 compared to $14.67 for 2009, a 38% increase.  The average London P.M. fix price for gold was $1,225 per ounce for 2010 compared to $972 per ounce for 2009, a 26% increase.

The average weighted gross sale price for silver sold in the fourth quarter of 2010 was $30.35 per ounce, an increase of 71% compared to the average price of $17.72 per ounce received in the same period in 2009. The average weighted gross sale price for gold sold in the fourth quarter of 2010 was $1,417 per ounce, an increase of 21% compared to the average price of $1,175 per ounce received in the same period in 2009.

Operating and Production Costs

The terms operating cash cost or production cash cost used in this section are for the reporting of the MSC operations only and are considered to be non-GAAP measures (see non-GAAP measures, page 20).  Operating cash costs per tonne consist of geology, mining, processing plant, general and administration and royalty costs.  Production cash costs per ounce consist of geology, mining, processing plant, general and administration, royalty costs, refining and treatment charges, sales costs and export taxes.  Depreciation is excluded from both operating cash costs and production cash costs.

Total operating cash costs were $71.9 million for the year ended December 31, 2010.  Average operating cash costs were $156 per tonne of processed ore for 2010 compared to $112 per tonne in 2009, an increase of 39% which is primarily due an to increase in costs in 2010 as a result of inflationary pressures within Argentina.

On a per-ounce co-product basis the average production cash cost was $9.67 per ounce of silver and $568 per ounce of gold for the year ended December 31, 2010.  Co-product average production cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. Production cash costs on a per ounce basis for 2010 increased 37% for silver and 19% for gold when compared with 2009.  Accordingly, approximately 53% of the value of the 2010 production was derived from silver and 47% was derived from gold.

Investment in MSC

The following table shows the reconciliation of MSC’s net income as reported under Canadian GAAP compared to the equity pickup that is reported on our financial statements:

	As at
	December 31,
	2010	December 31,
	(restated)	2009

Investment in MSC, beginning of year January 1:	$88,723	$80,344
Income from equity investment	21,980	6,621
Amortization of pre 2008 capitalized interest income on loans to MSC	1,858	1,321
Interest expensed by MSC and included in equity method pickup, net of income taxes	2,296	2,646
Income on Investment in MSC	26,134	10,588
Less:
Amortization of deferred costs	(1,673)	(1,239)
Repayment of Loan Interest	(9,230)	—
Advances returned during the period	—	(576)
Derecognition of deferred costs	—	(394)

Investment in MSC, end of year	$103,954	$88,723

Exploration

The goal of the 2010 exploration program at the San José Mine was to replace reserves depleted during 2009 and to discover new mineralized veins (new resources) on the San José property, which comprises approximately 50,491 hectares.

On March 3, 2011, the Company announced the full year drilling results for 2010 which led to the discovery of eleven new high-grade gold/silver veins plus important extensions of two other veins, which together total more than 7.5 kilometres in strike length at the San José Mine.  These discoveries represent significant exploration progress at the San José Mine where the total strike length of all the previously known veins totalled approximately 17 kilometres.

The foregoing discoveries are a direct result of a significant increase in the exploration effort at the San José property compared to previous years.  From the start of 2010 through December 31, 2010, a total of 54,476 metres were completed in 265 diamond core holes compared to a total of 25,094 metres in 115 core holes completed in 2009. The success of the current drilling is in large part a result of extensive surface geophysical surveying conducted during 2009 and 2010 that led to the development of the targets drilled in 2010. The geophysical surveys consisted of 181 line-kilometres of induced polarity (“IP”)/resistivity, 55 line-kilometres of magnetics and 11 line-kilometres of pole-dipole IP.

On November 22, 2010, the Company announced the results of an updated independent mineral resource estimate as at September 30, 2010 for the San José Mine.  The contained silver in the Inferred Mineral Resources increased by 133% and the contained gold increased by 122% compared to the December 31, 2009 estimate, reflecting the nine new veins and two extensions of two previously known veins.

Settlement with Hochschild Mining plc

During the third quarter of 2010, the Company announced that litigation with certain affiliates of Hochschild in New York courts relating to funding of the San José Mine joint venture had ended.  The parties completed the project finance loan documentation at issue; entered into revised shareholder loan agreements; and agreed to end the ongoing litigation.  The Company believes that terms of the settlement are favourable to both parties and further protect the interests of Minera Andes’ shareholders.  Upon the signing of these definitive agreements the Company received $4.6 million as its first scheduled repayment of interest on debt owing from MSC, and payments are scheduled to be paid on a quarterly basis going forward.  During the fourth quarter of 2010 the Company received a scheduled repayment of $1.1 million.

Under the terms of the definitive agreements future payments on the shareholder loans and project finance loans may be accelerated based on mine performance and cash profits of the San José Mine.  During the fourth quarter of 2010 the Company received a prepayment of $3.5 million according to these terms, resulting in a total of $9.2 million received directly by the Company relating to accrued interest outstanding on the shareholder loans.  During the year, MSC also made payment to Hochschild of $0.4 million on the Company’s behalf relating to accrued interest outstanding the project finance loan agreements.

Los Azules

As of December 31, 2010, the Company has expended a total of $27.4 million on exploration activities at Los Azules. Of this total, $12.3 million was spent during 2010, principally on drilling and engineering work to support a preliminary feasibility study and secondarily on site maintenance and related expenses. These costs were capitalized in mineral properties and deferred exploration costs.

The Company announced on June 21, 2010, an increase in the mineral resources at the Los Azules Project.  A total of 137 million tonnes, grading 0.55 percent copper, of the previous inferred mineral resources were upgraded to the indicated category and an additional 116 million tonnes of inferred mineral resources were added, bringing the total of inferred mineral resources to 900 million tonnes.  Drilling in 2010 was also successful in further delineating and expanding the high-grade secondary enrichment zone.

On December 16, 2010, the Company announced the results of an updated PA based on the updated resource estimate from June 2010.  The updated PA showed an increase of $2.4 billion in the NPV of the project from $0.5 billion to $2.9 billion while the IRR increased from 10.8% to 21.4%.

The main driver of the improved project economics is that the base case copper price has been increased from $1.90 per pound to $3.00 per pound.  Specifically, the higher copper price and increased resources added approximately $4.2 billion to the NPV which were significantly offset by increases in export retention taxes and royalties of $1.5 billion, increases in the estimated operating costs of $0.2 billion and increases in capital costs of $0.1 billion.

TNR Dispute

On April 1, 2010, the Company (and certain subsidiaries) filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and its subsidiary, Solitario Argentina S.A. (together “TNR”).  This claim was subsequently consolidated with a related matter between TNR and MIM Argentina Exploraciones S.A. (Xstrata Copper) commenced by TNR against Xstrata in the Supreme Court of British Columbia in 2008. These claims pertain, in part, to a purported 25% back-in right (or in the alternative, damages) by TNR to certain properties comprising the Company’s Los Azules copper project.

Certain of the properties formerly held by Xstrata and transferred to the Company pursuant to the (Los Azules) Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario had the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study.  Xstrata exercised the option pursuant to the Solitario Agreement effective April 23, 2007. The 36-month period expired on April 23, 2010, without a feasibility study having been completed. TNR has also subsequently claimed that Xstrata (and Minera Andes) did not complete the required exploration expenditures pursuant to exercise the option to acquire the properties underlying the Solitario Agreement. TNR, by consequence, claims properties underlying the Solitario Agreement should be returned to TNR.

The Company rejects the alleged right of TNR to back-in to any portion of the Los Azules Copper Project and its assertion that the Solitario Agreement option was not validly exercised. At this time, the Company is not able to estimate the potential financial impact of this claim. However, if resolved adversely to the Company, this litigation could materially adversely affect the value of the Company’s interest in the Los Azules Project and its ability to develop the Los Azules Project.

Santa Cruz Exploration

The Company controls approximately 145,820 hectares of mining rights in Santa Cruz province, Argentina, including approximately 45,105 hectares that border the Cerro Negro project that was recently acquired by Goldcorp for $3.6 billion.  During November, the Company completed approximately 2,326 metres of diamond core drilling in 10 holes on the Este property, which is one of the properties bordering the Cerro Negro property.  The objective of the drilling was to test Induced Polarization geophysical targets that suggested the possible presence of concealed vein targets.  No significant mineralization was encountered in the drilling.  The results of the drilling are being evaluated and additional field work is underway to define additional drilling targets.

Summary of Quarterly Results — MAI

	December	September	June	March
	31, 2010	30, 2010	30, 2010	31, 2010	December	September	June	March
Quarter Ended	(restated)	(restated)	(restated)	(restated)	31, 2009	30, 2009	30, 2009	31, 2009
Net income (loss)	$14,096	$3,639	$2,510	$(772)	$2,441	$5,145	$919	$(4,390)
Net income (loss) per share:
Basic and Diluted	0.05	0.01	0.01	(0.00)	0.01	0.02	0.00	(0.02)

The changes in the quarterly net income or loss are primarily a result of the change in the reported quarterly income or loss from MSC.  The mine entered commercial production at the beginning of 2008 and as such the trend has gone from significant quarterly losses in the pre-production and early production periods to positive quarterly net income in recent quarters as the mine has optimized operations. In addition, rising silver and gold prices over this period have also benefitted MSC.

The Company’s consolidated financial statements have been restated as at and for the year ended December 31, 2010, to correct an understatement of deferred income tax expense on the income that is reported to the Company by MSC.  The restatement has the effect of decreasing the net investment in MSC as at December 31, 2010 by

$11.4 million and decreasing income on investment in MSC for the year ended December 31, 2010 by $11.4 million.

The impact of this restatement on the consolidated quarterly financial statements is as follows:

	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Consolidated balance sheets

Investment in MSC, as previously reported	$115,340	$99,653	$96,843	$90,599

Restatement adjustment (cumulative)	$(11,386)	$(6,641)	$(4,210)	$(2,079)
Investment in MSC, as restated	$103,954	$93,012	$92,633	$88,520

Consolidated statements of operations and comprehensive income

Income on investment in MSC, as previously reported	$20,847	$7,790	$6,660	$2,223
Restatement adjustment	$(4,745)	$(2,431)	$(2,131)	$(2,079)
Income on investment in MSC, as restated	$16,102	$5,359	$4,529	$144

Net income and comprehensive income, as previously reported	$18,841	$6,070	$4,641	$1,307

Restatement adjustment	$(4,745)	$(2,431)	$(2,131)	$(2,079)
Net income (loss) and comprehensive income (loss), as restated	$14,096	$3,639	$2,510	$(772)

Net income per share - basic and diluted, as previously reported	$0.07	$0.02	$0.02	$0.01

Restatement adjustment	$(0.02)	$(0.01)	$(0.01)	$(0.01)
Net income per share - basic and diluted, as restated	$0.05	$0.01	$0.01	$—

Liquidity and Capital Resources

As at December 31, 2010, the Company had an accumulated deficit of $24.5 million and working capital of $10.7 million, compared to a $44.0 million deficit and $16.4 million working capital, as of December 31, 2009.  At December 31, 2010, Minera Andes had cash and cash equivalents of $13.8 million, compared to cash and cash equivalents of $18.9 million as of December 31, 2009.  The Company has sufficient liquidity to fund its ongoing exploration programs at Los Azules and its 100% owned properties in Santa Cruz province for 2011 based on the working capital balance at December 31, 2010, and the proceeds from the warrant exercise described below.

In addition to the Company’s working capital balance as at December 31, 2010, the Company issued a notice of the accelerated expiry of all outstanding warrants on December 29, 2010, which were issued pursuant to a “bought deal” underwritten financing completed in August 2009.  Each warrant was exercisable to purchase one common share of the Company at a price of C$1.25 per common share until August 19, 2014.  Pursuant to the terms of the warrant indenture governing the warrants, the expiry of the warrants was accelerated to January 31, 2011 as the volume weighted average trading price of the underlying common shares listed on the TSX was greater than C$2.50 for 20 consecutive trading days.

As of January 31, 2011, 15,213,733 of the remaining outstanding warrants from December 31, 2010 had been exercised for proceeds of approximately $19.1 million and the remaining unexercised 30,267 warrants were cancelled and thereafter were of no force or effect.

Project financing for the San José Mine totaling $65 million has been provided pursuant to the Project Loan Letter Agreement (“Project Loan”) between Minera Andes, MSC and by assignment, the Hochschild Mining Holdings Limited (the “Hochschild Lender”).  The Company’s share of the outstanding principal at December 31, 2010 is $31.9 million (2009 - $31.9 million) and outstanding interest is $9.7 million (2009 - $7.6 million).  These amounts receivable from MSC are offset by a corresponding payable to the Hochschild Lender.

At December 31, 2010, the Company also has a shareholder loan receivable from MSC of $29.2 million (2009 - $36.1 million) consisting of principal of $24.2 million and accrued interest of $5 million.  As a result of completing the definitive project finance loan agreements, and also, the revision of shareholder loan agreements in the third quarter of 2010, MSC made scheduled net repayments of $5.7 million and additional net prepayments of $3.5 million to the Company in 2010 for a total of $9.2 million received.  MSC is scheduled to make net repayments of approximately $4.8 million to the Company in the next twelve months and these repayments are subject to the risks discussed below.

At such time that the both the Project Loan and shareholder loan balances are repaid in full, the Company would be entitled to receive 49% of the distributable profits of MSC.  Currently, we are not able to forecast when this will occur.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, scheduled repayments may need to be reduced or deferred and additional investment by the shareholders of MSC (including the Company) may be required.

The Company is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable not withstanding an independent positive Preliminary Economic Assessment which was completed in March 2009, and subsequently updated in December 2010, on the Los Azules property.  The amounts shown on the  Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or disposition of the mineral properties at a profit.  The Company’s ability to continue its exploration and development activities depend in part on the ability of the San José Mine to continue to remain cashflow positive, and the Company’s ability to complete an equity financing, joint venture arrangements or raise funds by other means.

Although we have been successful in securing financing in the past, current global financial conditions, including volatility in the prices for all commodities may make it difficult for us to secure the required financing on reasonable terms, if at all.  If the Company were unable to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of the Company’s interests in its properties.

The Company’s contractual obligations as at December 31, 2010 are set out below:

		Payments Due by Period Ending
						31-Dec-15
Contractual Obligations	Total	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	and after
Long-Term Debt - Project Loan Payable(1)	$31,850	—	—	—	—	$31,850
Project loan interest payable(1)	$9,708	9,121	587	—	—	—
Operating Lease Obligations (2)	$137	76	41	20	—	—
Purchase Obligations	$160	40	120	—	—	—
Accounts Payable and Accrued Liabilities	$3,500	3,500	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—	—
Total	$45,355	$12,737	$748	$20	—	$31,850

Notes:	(1) The Company’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest.
(2) Consists of various lease agreements for office and storage space in Spokane, United States, Toronto, Canada and Mendoza and San Juan, Argentina.

Outstanding Share Data

Our outstanding share data, as of March 16, 2011, is set out below:

Class and Series of	Number		Expiry Date of
Security	Outstanding	Value	Convertible Securities	Relevant Terms
Common shares	282,303,854
Stock options	5,177,000	$6,629,361	Various (December 27, 2011 to May 13, 2015)	Exercisable for one common share each at C$0.66 to C$1.73

Financial Instruments

As at December 31, 2010, the Company has no long term debt outstanding other than the Project Loan Payable as discussed previously.  The Company believes its capital structure is appropriate to ensure sufficient liquidity to meet the needs of the business. The Company has not executed any derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

•            Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings. The Company has classified its cash and cash equivalents as held-for-trading.

•            Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

•            Receivables and project loan and interest receivable were classified as loans and receivables and are measured at amortized cost.

•            Accounts payable and accruals, project loan and interest payable were classified as other financial liabilities and are measured at amortized cost.

The carrying value and fair value of the Company’s financial assets and liabilities as at December 31, 2010, and December 31, 2009, is summarized as follows:

	December 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$13,834	$13,834	$18,872	$18,872
Loans and receivables	$41,644	$41,644	$39,500	$39,500
Other liabilities	$44,998	$44,998	$42,064	$42,064

The fair value of receivables and accounts payable and accruals approximate their carrying values due to their short term nature.  The fair values of the Project Loan and the corresponding interest receivable and the Project Loan and the corresponding interest payable approximate their carrying values as there is no net exposure to the Company due to their equal and offsetting terms of arrangement.

Risk Management

Foreign currency exchange risk

The Company is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities. The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2010, was $5.7 million dollars. As a result, every percentage change in the U.S./Canada exchange rate will affect our income by approximately $0.6 million on a per annum basis. As at December 31, 2010, the Company also had cash, accounts payable, and accrued liabilities in Argentinean pesos. However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan currently bears fixed interest at 7%.  The terms including the interest rate of the Project Loan Receivable however are the same as the terms of the Project Loan Payable. As a result, interest rate changes affecting the Project Loan Receivable are offset by the effect of the same fluctuations on the Project Loan Payable.

The Company has not used any derivative instruments to mitigate interest-rate risks.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds U.S. dollars in an account at a United States financial institution and pesos in an international bank in Argentina. Funds held in the U.S. and Argentina are held for the purposes of meeting existing accounts payable and current payroll. The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present market prices of silver and gold, and financial support by its majority shareholder, Hochschild. Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa. Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risks, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet. The Company has not used derivative instruments to mitigate such risks.

Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.  The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2010, the Company’s accounts payables and accrued liabilities were $3.4 million, all of which are due for payment within normal terms of trade, which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company may also rely on equity, third-party and related party financings to manage its liquidity and the settlement of liabilities. The Company has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

The Company does not hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Company’s exploration projects enters into production and revenue contracts are entered into in respect of other commodities and metals, the Company would be exposed to fluctuations in the prices of those commodities and metals at that time.

Related Party Transactions

As previously stated, under the terms of the Project Loan Letter Agreement among the Company, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender. For the purposes of CICA Handbook Section 3840, MSC is a related party to the Company.

As at December 31, 2010, the total principal amount of the Project Loan Receivable (owing to the Company by MSC) is $31.9 million and the total principal amount of the Project Loan Payable (owing by the Company to the Hochschild Lender) is $31.9 million, in each case, plus accrued interest.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. Robert R. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management services fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the year ended December 31, 2010, the Company paid $153,329 to 208 while the Company paid $50,252 in 2009. Mr. McEwen receives no compensation from 208.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as being involved in senior management with 2 other mineral exploration companies, Mr. McEwen must travel extensively and frequently on short notice.

The Company is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate. Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.

During the year ended December 31, 2010, the Company incurred costs of $120,791 related to business use of Lexam L.P.’s aircraft.

Outlook

Minera Santa Cruz - San José Mine

Net income at MSC on a 100% basis increased by $31.3 million in 2010 compared to 2009, driven primarily by an increase of 50% in sales as the operating performance at the San José mine grew progressively stronger throughout the year.  First quarter 2010 production was negatively impacted by delays in underground mine development which resulted in reduced amounts of the high grade ore available for the mill to process.  During the third quarter of 2010, MSC was able to complete the development required to access these areas which resulted in increased production levels through higher average head grades for both silver and gold.  In the fourth quarter of 2010, MSC was able to further increase production and sales levels which, coupled with the significant increases in silver and gold prices, allowed them to improve their net income drastically.

For the upcoming year, MSC will maintain its focus on maintaining silver and gold production.  MSC intends to continue to optimize production by controlling dilution through improved mining methods including using smaller mining equipment to increase selectivity of ore mined.  MSC also intends to minimize downtime by increasing fleet availability and maintaining positive labour relations.  The 2011 operating budget for MSC projects production levels of approximately 5,000,000 ounces of silver and 80,000 ounces of gold.

There will be a continued emphasis on exploration by MSC, as the 2011 budget for exploration drilling consists of approximately 56,000 metres.  Exploration will be directed towards continuing the successful exploration results announced by the Company on October 7, 2010 which resulted in the increase of the inferred resources discovered by this drilling as announced by the Company on November 22, 2010.  MSC intends to further expand and upgrade this resource with the exploration activity in 2011.

Los Azules

At Los Azules, drilling is currently underway during the 2010-2011 field season which commenced in December 2010 and is expected to extend until mid-April 2011.  The objectives of the ongoing drilling program is to continue in-fill drilling on the current resource so as to increase the confidence level of the current indicated and inferred resource,  perform step-out drilling so as to expand the known resource and exploration of new geophysical targets.  The Company plans to announce an updated resource estimate at mid-year 2011.  Engineering and related work to support a preliminary feasibility study is ongoing.

Subsequent Event

On March 17, 2010, the Company announced its intention to spin out its Los Azules copper project into a new publicly traded company.  The spin-out will be carried out pursuant to a statutory plan of arrangement in the Province of Alberta (the “Arrangement”).  Under the proposed terms of the Arrangement, the shareholders of Minera Andes will retain their common shares in Minera Andes and will be entitled to receive one common share of the new company for every share of Minera Andes held on the record date for the Arrangement.  Additional prospective copper exploration assets currently owned by Minera Andes will also be included with the Los Azules Copper Project in the Arrangement.

The completion of the Arrangement will be subject, among other things, to Toronto Stock Exchange, Court and shareholder approval, as well as a favourable tax ruling from the Canada Revenue Agency.

Further details regarding the Arrangement will be set out in an Information Circular that will be sent to shareholders in advance of the extraordinary shareholders meeting, anticipated to be held in late June 2011 to seek approval for the Arrangement and related matters.

Santa Cruz Exploration

The Company controls 145,920 hectares of mining rights in Santa Cruz province, Argentina, including 45,105 hectares that border the Cerro Negro project that was recently acquired by Goldcorp for $3.6 billion.  During November, the Company completed 2,326 metres of diamond core drilling in 10 holes on the Este property, which is one of the properties bordering the Cerro Negro property.  The objective of the drilling was to test Induced Polarization geophysical targets that suggested the possible presence of concealed vein targets.  No significant mineralization was encountered in the drilling.  The results of the drilling are being evaluated and additional field work is underway to define additional drilling targets.

Critical Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make a wide variety of estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (b) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.

The accounting policies that are most critical to the portrayal of our current financial condition and results of operations are set out below:

Investment in MSC

Our investment in MSC is accounted for using the equity method. Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by an equal amount. Our investment is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of the investment is impaired. Impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Mineralization and Deferred Development Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic resources and reserves.  Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.  Where the Company enters into an option agreement for the acquisition of an interest in a mining property which provides for periodic payments, such amounts are payable entirely at the Company’s option.  If a property is abandoned, the property and deferred exploration costs will be written off to operations.  On an annual basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs.  Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the asset. Impairment is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Stock-Based Compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees and non-employees based on the fair value of the options on the date of grant, which is determined by using the Black-Scholes option pricing model. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The value assigned to stock options in contributed surplus is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.

Project Loan Receivable and Project Loan Payable

Under the terms of the Project Loan Finance Agreement, the Company accounts for the Project Loan Receivable and Project Loan Payable using estimates provided by MSC on a monthly basis detailing actual expenditures and associated cash flows as well as forecasted future cash flows.  Classification between the long-term and short-term portion of the Project Loan Receivable and Project Loan Payable are dependent on the reliability of the estimates provided to the Company by MSC.  As the Company does not exert control over the financial reporting processes of MSC these estimates are subject to material uncertainties.  To the extent possible management mitigates such uncertainty by reviewing such estimates including the appropriateness of significant assumptions in a timely and thorough fashion.  To this end, the Company has engaged personnel in Argentina to deal directly with MSC (on site) so that information provided by MSC can be verified immediately and directly with MSC.  Significant assumptions by MSC, which affect the Company’s accounting for the Project Loan Receivable and Project Loan Payable, include the future price of gold and silver, capital and operating costs, accuracy of capital budgets, interest rates and production and recovery rates.  Discussions are held with management and geologists, and based on the results to date, anticipates the value of this investment being in excess of the amount capitalized.

Changes in Accounting Policies including Initial Adoption

Financial instruments

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011.

Business Combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Adoption of IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.

In early 2009, the Company developed an IFRS project plan assigning responsibilities and outlining the proposed timing of execution of key IFRS conversion projects. The Company’s IFRS project plan stipulates several project phases.

During the first quarter of 2009, the Company commenced the scoping and planning phase of its changeover plan. The Company designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation.  Phase 1 involved establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company completed phase 1 in the fourth quarter of 2009.

In the fourth quarter of 2009, the Company also completed a preliminary IFRS diagnostic (“phase 2”) which highlighted several key areas of difference between existing Canadian GAAP and IFRS (see discussion below).

The detailed assessment phase (“phase 3”) resulted in new or revised accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of comparative financial statements and identification of business processes and resources impacted. Phase 3 was completed in the third quarter of 2010. The operations implementation phase (“phase 4”) included the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 4 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Phase 4 also encompassed the preparation of a complete preliminary draft of IFRS interim financial statements which are to be presented to the Audit Committee. Phase 4 will be completed in the first quarter of 2011.

Post implementation (“phase 5”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.

The Company has identified the areas noted below as those expected to have the most significant impact on its financial statements.

First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards” (‘‘IFRS 1’’) which provides guidance for an entity’s initial adoption of IFRS. IFRS generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions.

The following are significant areas of difference that are expected to have moderate to low impact on the Company’s adoption of IFRS.

IFRS 6 — Exploration and Evaluation

The Company currently defers, on an individual property basis, direct costs related to the acquisition and exploration of mineral properties held by the Company until such time as the viability of a property is determined. Overhead costs are allocated to properties when it is reasonable to do so. Other overhead costs are expensed as incurred.

Under IFRS 6, “Exploration For and Evaluation of Mineral Resources” (“IFRS 6”), an entity shall determine a policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. With respect to initial measurement, exploration and evaluation (E&E) assets shall be recognized at cost. For subsequent measurement, the Company can elect to measure E&E assets using either the cost model or the revaluation (fair value) model. E&E assets shall be classified as either tangible or intangible according to the nature of the assets acquired. The classification must be applied consistently.

The Company considers the E&E costs to have characteristics of Property, Plant, and Equipment. IFRS 6 allows companies to disregard the requirements of the IASB framework which would require expensing most E&E and instead retain the accounting policies previously applied as long as they are still relevant and reliable. E&E assets are to be recorded at cost and not revalued. This will be consistent for initial and subsequent measurement. The Company will classify all amounts as tangible.

IAS 36 — Impairment of Assets

The Company reviews the carrying values of its mineral properties on a regular basis by reference to project economics including the timing of the exploration and development work and the work programs and exploration results experienced by the Company and others. When an assessment is made that the carrying value of a property will not be recovered, then its carrying amount is written down to its fair value. An impairment loss is charged to operations and is measured as the amount by which the carrying value exceeds fair value.

IFRS 6 requires that exploration and evaluation assets be assessed for impairment when facts and circumstances suggest that the carrying amount of the assets may exceed the recoverable amount. This assessment of impairment should be measured, presented and disclosed as set out in IAS 36, Impairment of Assets. However, IFRS 6 provides specific indicators of impairment that should be considered, for exploration and evaluation assets.

IFRS requires that an entity shall determine an accounting policy for allocating exploration and evaluation assets to cash-generating units (CGUs) or groups of cash-generating units for the purpose of assessing such assets for impairment.

Impairment losses are recognized when the carrying value exceeds the recoverable amount, which is the higher of:

a.               value in use, and

b.              fair value less costs to sell.

This is in contrast to the existing Canadian GAAP guidance where a two step process is to be used: once an impairment loss is identified on an undiscounted cash flow basis (step 1), the impairment loss is measured as the amount by which the carrying value exceeds fair value (step 2).

Finally, an impairment loss recognized in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The Company has decided that CGUs will be the individual mineral properties. While there is no immediate impact on existing properties, in the future the Company will need to annually formally assess whether there was a change in circumstances that could indicate impairment. The Company will modify its methods used to calculate impairment based on cash flows, and also assess whether any write offs will be reversed.

IAS 21 — Foreign Currency Translation

IAS 21, Foreign Currency Translation, provides guidance on the primary and secondary indicators that should be considered in determining the functional currency of an entity. The primary indicators include the currency that mainly influences the sales prices for goods and services and the currency of the country whose competitive forces and regulations mainly determine the sales prices of the entity’s goods. Canadian GAAP does not provide detailed guidance on the determining factors.

The Company has determined that the functional currencies of its entities will not change on transition to IFRS. The functional currency of the consolidated entity will continue to be the United States dollar.

IFRS 2 — Share based payments

The Company grants equity options to directors, officers, employees and non-employees (ex. underwriters/brokers) using the fair value method of accounting. The fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations on remeasurement. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital.  The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

IFRS 2 requires the graded vesting method. For graded-vesting features, IFRS requires each installment to be treated as a separate share option grant, because each installment has a different vesting period, and hence the fair value of each installment will differ. In addition, IFRS 2 requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period. The estimate should be revised if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. IFRS requires cash-settled share-based payments to be measured at the fair value of the liability, not intrinsic value (see “Warrants” below).

IFRS requires equity instruments issued to employees be measured on the grant date. Equity instruments granted to parties other than employees should be measured on the date that the goods or services are received. The definition of “employees and others providing similar services” in IFRS 2 is a broader concept than that of employees and non-employees under Canadian GAAP. The IFRS definition includes individuals who render services to the entity similar to those rendered by employees (this includes non-executive directors).

The Company will apply graded vesting to outstanding options. The Company will calculate a historical forfeiture percentage and apply it to the annual charge.

IAS 32 - Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants as equity instruments.  IAS 32, “Financial Instruments: Presentation” requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, the Company’s outstanding Canadian dollar denominated warrants will be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations.

Subsequent to transition to IFRS

The following are significant areas of differences impacting the Company on a go forward basis and where the impact on transition is expected to be minimal or none.

IAS 12 — Income Taxes

Under IFRS, future income tax assets or liabilities are not recognized if they arise from the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of the transaction affects neither accounting nor tax profit and loss.  In addition, deferred tax assets and liabilities are classified as non-current. IFRS also requires the tax effects of items credited or charged to equity during the current year also be allocated directly to equity. Subsequent changes in those amounts should also be allocated to equity where practical. The Company has yet to assess the impact on its financial statements of these items.

IAS 16 — Property, Plant and Equipment

The Company can elect to measure PPE using either the cost model or the revaluation model. Under the cost model, an item of PPE should be carried at cost less any accumulated depreciation and impairment losses. Under the revaluation model, an asset with a fair value that can be measured reliably should be carried at the revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Each part of an item of PPE with a cost that is significant in relation to the total cost of the asset shall be depreciated separately. The residual value and useful life of an asset shall be reviewed at least each financial year-end.

The Company will carry PPE at cost less accumulated depreciation and impairment losses. Given the requirements of IFRS, the Company will need to review the residual values and useful life of assets on a more frequent basis.

Risks and Uncertainties

The Company’s operations and results are subject to a number of different risks: the Company does not  control (jointly or otherwise) the San José Mine and has limited control over capital projects; any cost overruns or cash shortfall at the San José Mine could require further investment; the Company’s cash flows from the San José Mine are dependent on a large number of factors but most importantly on production levels, on silver and gold prices, operating costs, capital expenditures and working capital requirements;  a substantial or prolonged decline in metal prices, particularly gold, silver, or copper, would have a material adverse effect on the Company’s ability to raise additional capital at terms economic to existing shareholders, if at all; global economic conditions combined with the Company’s financial position could make financing its operations and business strategy more difficult; the Company is subject to ongoing litigation, the outcome of which is undeterminable; the Company is subject to fluctuations in currency exchange rates, which could materially adversely affect the Company’s financial position; the Company is subject to risks relating to economic, political and labour instability in Argentina; estimates of mineral reserves and mineral resources could be inaccurate. An additional analysis of the Company’s risk factors can be found in the Company’s annual information form dated March 30, 2011, which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”. Operating cash costs are calculated by dividing the total operating cash costs for the period by the tonnes processed in that period. Total operating cash costs are the sum of geology, mining, processing plant, general and administration and royalty costs. Production cash costs are calculated on a co-product basis and by dividing the respective proportionate share of the total production cash costs for the period attributable to each metal by the ounces of each respective metal produced.  Total production cash costs are the sum of the geology, mining, processing plant, general and administration costs, royalties, refining and treatment charges, sales costs and export taxes divided by the number of ounces of gold and silver produced at the mine. Depreciation is not included in the calculation of production cash costs.

We use operating and production cash cost as an operating performance indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José Mine.  Operating and production cash costs should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash costs are based on information from MSC and does not impact the Company’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labour, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

The Company’s management, together with the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to the Company is made known to them by others particularly during the period covered by this MD&A; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s controls and procedures include policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the Company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There were no changes in our internal control over financial reporting for the year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As at December 31, 2010, management assessed the effectiveness of our internal control over financial reporting using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that such internal control over financial reporting is effective and that there are no material weaknesses.

Limitations of Controls and Procedures

The Company’s CEO and CFO believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may not be detected.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Company’s ability to complete a further financing or strategic acquisitions or divestitures in the near term, the Company’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, pending and ongoing litigation, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, management of Minera Andes have made numerous assumptions. These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there are no unanticipated fluctuations in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, develop our Los Azules copper project. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.